Exhibit 12.1

Valmont Industries, Inc.

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Three Months Ended	Fiscal Years Ended
	March 31, 2018	December 30, 2017	December 31, 2016	December 26, 2015 (1)	December 27, 2014	December 28, 2013

Fixed charges, as defined
Interest Expense	11,074	44,645	44,409	44,621	36,790	32,502
Capitalized interest
Interest component of non-cancelable lease rent	2,201	8,537	8,252	8,515	9,033	8,856

Total fixed charges (A)	13,275	53,182	52,661	53,136	45,823	41,358

Earnings, as defined:
Earnings before income taxes and equity in earnings of nonconsolidated subsidiaries	53,012	228,464	220,454	93,007	284,183	449,417
Fixed Charges - from above	13,275	53,182	52,661	53,136	45,823	41,358
Total earnings and fixed charges (B)	66,287	281,646	273,115	146,143	330,006	490,775

Ratio of earnings to fixed charges (B/A)	4.99	5.30	5.19	2.75	7.20	11.87

(1)  Fiscal 2015 net earnings included impairments of goodwill and intangible assets of $41.97 million before-tax and restructuring expenses of $39.85 million before-tax.